Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Citrix Systems, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units, and hybrid securities combining one or more elements of the foregoing and to the incorporation by reference therein of our reports dated February 14, 2020, with respect to the consolidated financial statements and schedule of Citrix Systems, Inc., and the effectiveness of internal control over financial reporting of Citrix Systems, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boca Raton, Florida
October 30, 2020